As filed with the Securities and Exchange Commission on May 19, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Schedule 14D-9

Solicitation/ Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

Royal Dutch Petroleum Company

(Name of Subject Company)

Royal Dutch Petroleum Company

(Name of Person Filing Statement)

Ordinary shares,

nominal (par) value €0.56 per share
(Title of Class of Securities)

780257804

(CUSIP number of Class of Securities)

Michiel Brandjes

General Counsel
Royal Dutch Petroleum Company
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
(011 31 70) 377 9111
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a Copy to:

William P. Rogers, Jr.

Cravath, Swaine & Moore LLP
Citypoint, One Ropemaker Street
London EC2Y 9HR
England
+44(0)20 7453 1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

May 19, 2005

      This Solicitation/ Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the exchange offer (the “Offer”) made by Royal Dutch Shell plc (“Royal Dutch Shell”) to exchange all of the issued and outstanding ordinary shares of the Royal Dutch Petroleum Company (“Royal Dutch”) on the basis of 2 Royal Dutch Shell Class A ordinary shares (the “Class A Shares”) for each Royal Dutch ordinary share in bearer form (“Bearer Shares”), or Hague registry form (“Hague Registry Shares”) or 1 Royal Dutch Shell American depositary share (representing two Class A Shares) for each Royal Dutch ordinary share in New York registry form (“New York Registry Shares”). The terms and conditions of the Offer are set forth in a prospectus of Royal Dutch Shell dated May 19, 2005 (including the documents incorporated by reference therein, the “Prospectus”). The Prospectus has been filed by Royal Dutch Shell with the U.S. Securities and Exchange Commission (the “SEC”) as a part of a Registration Statement on Form F-4 (the “Registration Statement”). The Prospectus and each document incorporated by reference therein is incorporated by reference into this Statement in its entirety.

Item 1.     Subject Company Information.

      The name of the subject company is N.V. Koninklijke Nederlandsche Petroleum Maatschappij N.V., or, in English, Royal Dutch Petroleum Company, a public limited liability stock corporation organized under the laws of The Netherlands. Royal Dutch’s principal executive offices are located at 30 Carel van Bylandtlaan, 2596 HR The Hague, The Netherlands. The telephone number of its principal executive offices is +31 70377911.

      The title of the class of the equity securities to which this Schedule 14D-9 relates is Royal Dutch’s ordinary shares, par value €0.56 per share, which may be in the form of Bearer Shares, Hague Registry Shares or New York Registry Shares. As of May 18, 2005, there were 2,081,725,000 Royal Dutch ordinary shares outstanding, including 12,205,000 Royal Dutch ordinary shares held by Royal Dutch.

Item 2.     Identity and Background of the Filing Person.

      The person filing this statement is Royal Dutch which is the subject company. The name, business address and business telephone number of Royal Dutch are set forth in Item 1 above. Please see the information set forth in the Prospectus under “Summary”.

      The Offer is described in the Prospectus under “The Offer”.

      The principal executive offices of Royal Dutch Shell are located at 30 Carel van Bylandtlaan, 2596 HR The Hague, The Netherlands.

Item 3.     Past Contacts, Transactions, Negotiations and Agreements.

      Except as described in this Statement, including the Prospectus, which is incorporated by reference into this Statement, to the knowledge of Royal Dutch, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Royal Dutch or the affiliates it controls and (1) their respective executive officers, directors or affiliates or (2) Royal Dutch Shell and its respective executive officers, directors or affiliates.

      Certain Arrangements between Royal Dutch and its Executive Officers, Directors and Affiliates.

      The information regarding agreements, arrangements or understandings between Royal Dutch and its executive officers, directors or affiliates is described in the Prospectus under “The Transaction — Interests of Royal Dutch’s Directors and Management in the Offer” and “Directors and Senior Management”.

      Certain Arrangements between Royal Dutch and Royal Dutch Shell.

      Please see the information set forth in the Prospectus under “The Transaction — Background to the Transaction” and “The Implementation Agreement”.

Item 4.     The Solicitation or Recommendation

Background to the Offer

      Please see the information set forth in the Prospectus under “The Transaction — Background to the Transaction”.

Opinion of Financial Advisors to Royal Dutch Supervisory Board

      Please see the information set forth in the Prospectus under “The Transaction — Opinion of Royal Dutch’s Financial Advisor”.

      The full text of the written opinions of ABN AMRO Bank, N.V. (“ABN AMRO”), which acted as financial advisor to Royal Dutch, dated October 27, 2004 and May 13, 2005, are attached to the Prospectus as Annex B and Annex C, respectively, and set forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by ABN AMRO in rendering its opinions. Shareholders of Royal Dutch are advised to, and should read the written opinions in their entirety.

Reasons and Recommendation of the Royal Dutch Management and Supervisory Board

      Please see the information set forth in the Prospectus under “The Transaction — Reasons for the Transaction” and “The Transaction — Recommendation of Royal Dutch’s Board of Directors”.

Intent to Tender

      Each member of the Royal Dutch supervisory board and the Royal Dutch board of management intends to tender his or her Royal Dutch ordinary shares in the Offer. Royal Dutch and its subsidiaries intend to tender Royal Dutch ordinary shares it and its subsidiaries hold in the Offer, other than shares designated for cancelation.

Item 5.     Persons/ Assets, Retained Employed, Compensated or Used.

      Please see the information set forth in the Prospectus under “The Transaction — Background to the Transaction — Note Regarding Corporate Finance Advice of Citigroup and Rothschild”, “The Transaction — Opinion of Royal Dutch’s Financial Advisor” and “The Transaction — Information Agent”.

Item 6.     Interest in Securities of the Subject Company.

      The following table sets forth information regarding the exercise of stock options during the past 60 days by the directors, executive officers and affiliates of Royal Dutch listed below:

	Transaction	Transaction	Number of
Person	Description	Date	Shares	Exercise Price

Maarten van den Bergh	Exercise of stock options	4/28/2005	37,950	€41.16

      The following table sets forth information regarding the transactions in Royal Dutch ordinary shares during the past 60 days by the directors, executive officers and affiliates of Royal Dutch listed below:

	Transaction	Transaction	Number of
Person	Description	Date	Shares	Exercise Price

Maarten van den Bergh	Sale through Euronext Amsterdam	4/28/2005	37,950	€45.38

      The information above as to transactions has been provided to Royal Dutch by the relevant director, executive officer or affiliate of Royal Dutch.

      The following table sets forth information regarding the transactions in Royal Dutch ordinary shares during the past 60 days by Royal Dutch:

		Transaction	Number of
Transaction Description	Location	Date	Shares	Price

Buyback of Shares	Euronext Amsterdam	23/03/2005	400,000	€46.9881
Buyback of Shares	Euronext Amsterdam	21/03/2005	400,000	€46.2919

      Except as set forth above, no transactions in the Royal Dutch ordinary shares have been effected during the past 60 days by Royal Dutch or any subsidiary or, to Royal Dutch’s knowledge, by any executive officer, director or affiliate of Royal Dutch.

Item 7.     Purposes of the Transaction and Plans or Proposals.

      Please see the information set forth in the Prospectus under “The Transaction — Background to the Transaction” and “The Transaction — Reasons for the Transaction”.

Item 8.     Additional Information.

      None.

Item 9.     Exhibits.

Exhibit
Number	Description of Exhibits

(a)(1)	Prospectus dated May 19, 2005*
(a)(2)	Letter of Transmittal*
(a)(3)	Notice of Guaranteed Delivery*
(a)(4)	Form of Acceptance Form and Deed of Transfer of Royal Dutch Hague Registered Shares*
(a)(5)	Opinion of ABN AMRO dated October 27, 2004 (included as Annex B to Exhibit (a)(1))
(a)(6)	Opinion of ABN AMRO dated May 13, 2005 (included as Annex C to Exhibit (a)(1))
(e)(1)	Implementation Agreement dated as of May 18, 2005 by and between Royal Dutch, The “Shell” Transport and Trading Company, p.l.c. and Royal Dutch Shell (included as Annex A to Exhibit (a)(1))
(g)	None.

*	Mailed to shareholders.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ROYAL DUTCH PETROLEUM COMPANY
(N.V. KONINKLIJKE NEDERLANDSCHE
PETROLEUM MAATSCHAPPIJ N.V.)

By:	/s/ MICHIEL BRANDJES

Name: Michiel Brandjes
Title: General Counsel

Dated: May 19, 2005

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

(a)(1)	Prospectus dated May 19, 2005*
(a)(2)	Letter of Transmittal*
(a)(3)	Notice of Guaranteed Delivery*
(a)(4)	Form of Acceptance Form and Deed of Transfer of Royal Dutch Hague Registered Shares*
(a)(5)	Opinion of ABN AMRO dated October 27, 2004 (included as Annex B to Exhibit (a)(1))
(a)(6)	Opinion of ABN AMRO dated May 13, 2005 (included as Annex C to Exhibit (a)(1))
(e)(1)	Implementation Agreement dated as of May 18, 2005 by and between Royal Dutch, The “Shell” Transport and Trading Company, p.l.c. and Royal Dutch Shell (included as Annex A to Exhibit (a)(1))

*	Mailed to shareholders.